Issuer Free Writing Prospectus dated August 2, 2016

(Relating to the Preliminary Prospectus Supplement

dated August 2, 2016 and the

Prospectus dated September 29, 2014)

Filed Pursuant to Rule 433
Registration No. 333-198994

Weingarten Realty Investors

3.250% Notes due 2026

Issuer:	Weingarten Realty Investors
Security:	Senior Unsecured Notes
Expected Ratings (Moody’s / S&P):*	Baa1 / BBB
Format:	SEC registered
Principal Amount:	$250,000,000
Trade Date:	August 2, 2016
Settlement Date:	August 11, 2016 (T+7)
Maturity Date:	August 15, 2026
Interest Payment Dates:	February 15 and August 15, beginning February 15, 2017
Benchmark Treasury:	1.625% due May 15, 2026
Benchmark Treasury Price / Yield:	100-30+ / 1.520%
Spread to Benchmark Treasury:	+183 basis points
Yield to Maturity:	3.350%
Price to Public:	99.155% of the principal amount
Coupon:	3.250% per annum (payable semi-annually)
Optional Redemption: Make-whole call:

We may redeem the notes, in whole or in part at any time or from time to time, prior to maturity. If the notes are redeemed before May 15, 2026, the redemption price will equal the greater of (i) 100% of the principal amount of the notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points; plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

Par-call:	If the notes are redeemed on or after May 15, 2026, the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	948741 AM5/US948741AM57

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Regions Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Capital One Securities, Inc. Jefferies LLC Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus, when available, if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533, Regions Securities LLC collect at (404) 279-7400 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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